Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

November 7, 2018

Fresenius Medical Care comments on successful defeat of the ballot initiative Proposition 8 in California

Fresenius Medical Care, the world’s largest provider of dialysis products and services, today released the following statement in response to the defeat of the ballot initiative Proposition 8 in California.

“We are pleased that California voters have rejected Proposition 8 in yesterday’s ballot election. This is a big win for California dialysis patients,” said Rice Powell, CEO of Fresenius Medical Care. “Proposition 8 was a deeply flawed measure that would have dangerously reduced access for dialysis patients in California by setting arbitrary limits on what insurance companies are required to pay for dialysis care. We at Fresenius Medical Care are committed to offering high-quality products and services to our patients and will continue to do so in California and around the world.”

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,872 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 329,085 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the company provides related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.